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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*

                              Cannon Express, Inc.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                     137694
                                 (CUSIP Number)

                              Jeffrey P. Berg, Esq.
                      Luce, Forward, Hamilton & Scripps LLP
      11755 Wilshire Boulevard, Suite 1600, Los Angeles, California 90025,
                                 (310) 481-5200
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 27, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D
  --------------------------------------------                                          ---------------------------------------
  CUSIP No.    137694                                                                      Page    _2_  _ of _ _10  _  Pages
  --------------------------------------------                                          ---------------------------------------

========== ====================================================================================================================
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

           Arizona Diversified Equity, LLC (16-1628920)
---------- --------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                       (a) [ ]
                                                                                                                     (b) [X]

---------- --------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           OO
---------- --------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]


---------- --------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada
------------------------------ -------- ---------------------------------------------------------------------------------------
                               7        SOLE VOTING POWER

                                        1,934,486
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH

------------------------------ -------- ---------------------------------------------------------------------------------------
                               8        SHARED VOTING POWER

                                        0
------------------------------ -------- ---------------------------------------------------------------------------------------
                               9        SOLE DISPOSITIVE POWER

                                        1,934,486
------------------------------ -------- ---------------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER

                                        0
------------------------------ -------- ---------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                         1,934,486

---------- --------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                  [ ]

---------- --------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               Approximately 60.35%
---------- --------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)                                             OO
========== ====================================================================================================================



                                  SCHEDULE 13D
  --------------------------------------------                                          ---------------------------------------
  CUSIP No.    137694                                                                      Page    _3_  _ of _ _10  _  Pages
  --------------------------------------------                                          ---------------------------------------



========== ====================================================================================================================
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

           Nevada Diversified Equity, LLC  (88-0439538)
---------- --------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                       (a) [ ]
                                                                                                                     (b) [X]

---------- --------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           OO
---------- --------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]


---------- --------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada
------------------------------ -------- ---------------------------------------------------------------------------------------
                               7        SOLE VOTING POWER

                                        0
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH

------------------------------ -------- ---------------------------------------------------------------------------------------
                               8        SHARED VOTING POWER

                                        1,934,486
------------------------------ -------- ---------------------------------------------------------------------------------------
                               9        SOLE DISPOSITIVE POWER

                                        0
------------------------------ -------- ---------------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER

                                        1,934,486
---------- --------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                         1,934,486

---------- --------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                     [ ]

---------- --------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               Approximately 60.35%
---------- --------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)                                             OO
========== ====================================================================================================================



                                  SCHEDULE 13D
  --------------------------------------------                                          ---------------------------------------
  CUSIP No.    137694                                                                      Page    _4_  _ of _ _10  _  Pages
  --------------------------------------------                                          ---------------------------------------


========== ====================================================================================================================
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

           American Building Management Corporation (88-0332364)
---------- --------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                       (a)  [ ]
                                                                                                                     (b)  [X]

---------- --------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           OO
---------- --------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]


---------- --------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada
---------- --------------------------------------------------------------------------------------------------------------------
                               7        SOLE VOTING POWER

                                        0
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH

------------------------------ -------- ---------------------------------------------------------------------------------------
                               8        SHARED VOTING POWER

                                        1,934,486
------------------------------ -------- ---------------------------------------------------------------------------------------
                               9        SOLE DISPOSITIVE POWER

                                        0
------------------------------ -------- ---------------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER

                                        1,934,486
------------------------------ -------- ---------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                         1,934,486

---------- --------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                    [ ]

---------- --------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               Approximately 60.35%
---------- --------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)                                             OO
========== ====================================================================================================================




                                  SCHEDULE 13D
  --------------------------------------------                                          ---------------------------------------
  CUSIP No.    137694                                                                      Page    _5_  _ of _ _10  _  Pages
  --------------------------------------------                                          ---------------------------------------


========== ====================================================================================================================
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

           John W. Pacheco
---------- --------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                       (a) [ ]
                                                                                                                     (b) [X]

---------- --------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           OO
---------- --------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]


---------- --------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
------------------------------ -------- ---------------------------------------------------------------------------------------
                               7        SOLE VOTING POWER

                                        0
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH

------------------------------ -------- ---------------------------------------------------------------------------------------
                               8        SHARED VOTING POWER

                                        1,934,486
------------------------------ -------- ---------------------------------------------------------------------------------------
                               9        SOLE DISPOSITIVE POWER

                                        0
------------------------------ -------- ---------------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER

                                        1,934,486
---------- --------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                         1,934,486

---------- --------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                   [ ]

---------- --------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               Approximately 60.35%
---------- --------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)                                             IN
========== ====================================================================================================================


                                  SCHEDULE 13D
  --------------------------------------------                                          ---------------------------------------
  CUSIP No.    137694                                                                      Page    _6_  _ of _ _10  _  Pages
  --------------------------------------------                                          ---------------------------------------


ITEM 1. SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Cannon Express, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are Cannon Express, Inc., 1457 Robinson Street, Springdale, Arkansas 72765.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

         Arizona Diversified Equity, LLC, a Nevada limited liability company ("Arizona Diversified Equity"), by virtue of its deemed beneficial ownership of Common Stock;

         Nevada Diversified Equity, LLC, a Nevada limited liability company ("Nevada Diversified Equity"), by virtue of its status as the sole managing member of Arizona Diversified Equity;

         American  Building   Management   Corporation,   a  Nevada  corporation
("American Building"), by virtue of its status as sole managing member of Nevada Diversified Equity; and

         John W. Pacheco, an individual and citizen of the United States of America, by virtue of his status as the President and sole director of American Building;

all of whom are collectively referred to as the "Reporting Persons."

         Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or
Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

         Arizona Diversified Equity and Nevada Diversified Equity do not currently have executive officers or directors, but rather are managed by a single managing member. Each of these managing members is a Reporting Person and therefore the identity of each such managing member and the other information required by this Item 2 is otherwise disclosed herein.

         (b) The address of the principal business office of each of the Reporting Persons is:

                           765 The Camelback Esplanade
                            2525 East Camelback Road
                             Phoenix, Arizona 85016

         (c) Each of the Reporting Persons is a private equity investment fund or is involved in the management of private equity or other investment funds. Arizona Diversified Equity was formed for the purpose of acquiring securities of the Issuer and is engaged primarily in the business of holding such securities. Nevada Diversified Equity is engaged primarily in the business of serving as the managing member of Arizona Diversified Equity. American Building is engaged primarily in the business of serving as the managing member of Nevada Diversified Equity and related entities. Mr. Pacheco is the President and sole director of American Building.

         (d) -(e) Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

         None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers or managing directors (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


                                  SCHEDULE 13D
  --------------------------------------------                                          ---------------------------------------
  CUSIP No.    137694                                                                      Page    _7_  _ of _ _10  _  Pages
  --------------------------------------------                                          ---------------------------------------


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 27, 2003, Arizona Diversified Equity acquired 1,934,486 shares (the "Purchased Shares") of Common Stock of the Issuer, or all of the outstanding stock ownership interest in the Issuer, of Dean G. Cannon and Rose Marie Cannon (the "Cannons"), the former principal shareholders and members of the board of directors of the Issuer, pursuant to the terms and conditions of a Stock Purchase Agreement (the "Stock Purchase Agreement") by and between Arizona Diversified Equity and the Cannons, dated as of May 21, 2003.

         Arizona Diversified Equity paid the Cannons the sum of $100,000 in cash to acquire the Purchased Shares. The Purchased Shares constitute, and at the closing of the Stock Purchase Agreement, Arizona Diversified Equity became the beneficial owner of, approximately 60.35% of the issued and outstanding common stock of the Issuer. As a result of the transactions contemplated by the Stock Purchase Agreement, Arizona Diversified Equity became the principal controlling shareholder of the Issuer. All of the Purchased Shares which may deemed to be beneficially owned by the Reporting Persons were paid for using funds from the members of Arizona Diversified Equity.

         In connection with the closing of the Stock Purchase Agreement, the entire board of directors and the chief executive officer and president of the Issuer resigned from their respective positions with the Issuer. The new board of directors of the Issuer consists of John W. Pacheco, Gary F. Pryor, John M. Schottenstein and Michael Miola. Mr. Pacheco is one of the named Reporting Persons and may be deemed to be an affiliate of Arizona Diversified Equity.
Messrs. Pryor, Schottenstein and Miola are not affiliated with any of the Reporting Persons. Mr. Pacheco will also serve as the interim Chief Executive Officer of the Issuer. The Issuer has not yet entered into any compensation arrangements with Mr. Pacheco, in his capacity as interim Chief Executive Officer.

         Further, in connection with the closing of the Stock Purchase Agreement, the Issuer entered into a Settlement and Termination Agreement (the "Termination Agreement") with CFOex, Inc. ("CFOex"), pursuant to which the Issuer terminated its existing management agreement with CFOex and canceled the outstanding options previously granted to CFOex to purchase up to 1,500,000 shares of the Issuer's common stock. In connection with the Termination Agreement and the cancellation of the stock options, the Issuer paid $100,000 to CFOex and has agreed to pay an additional $300,000 to CFOex within one year from the closing. The $300,000 payment may be accelerated in the event the Issuer or any of its subsidiaries enters into certain merger or acquisition transactions or raises at least $3,000,000 in a traditional equity private placement before the end of the one-year period. Further, the Issuer, the Cannons, Arizona Diversified Equity and Mr. Pacheco each entered into mutual releases with CFOex and the principals of CFOex, including Bruce W. Jones, Calvin R. Turner, Jr. and James T. Schnoes. Messrs. Jones and Turner also resigned as executive officers and employees of the Issuer. Mr. Schnoes has been appointed to serve as the President of the Issuer. None of CFOex or Messrs. Jones, Turner and Schnoes is affiliated with any of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the transaction was to acquire economic and voting control of the Issuer. As a result of the transaction, the Reporting Persons acquired approximately 60.35% of the Issuer's issued and outstanding Common Stock.

         Depending on various factors including, without limitation, the Issuer's business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing up to all of the outstanding Common Stock in the open market or otherwise, (ii) making an offer to purchase up all of the Issuer's outstanding shares of Common Stock, through a negotiated transaction or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer's stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings, or in market or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                                  SCHEDULE 13D
  --------------------------------------------                                          ---------------------------------------
  CUSIP No.    137694                                                                      Page    _8_  _ of _ _10  _  Pages
  --------------------------------------------                                          ---------------------------------------

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the  Issuer's  charter,  bylaws or  instruments
         corresponding   thereto  or  other   actions,   which  may  impede  the
         acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13 13D is hereby incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, each of the Reporting Persons may be deemed to the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 1,934,486 shares of Common Stock.

         (b) Arizona Diversified Equity has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,934,486 shares of Common Stock. Each Reporting Person other than Arizona Diversified Equity may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of 1,934,486 shares of Common Stock.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

         (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the


                                  SCHEDULE 13D
  --------------------------------------------                                          ---------------------------------------
  CUSIP No.    137694                                                                      Page    _9_  _ of _ _10  _  Pages
  --------------------------------------------                                          ---------------------------------------

persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A         Stock  Purchase  Agreement  by and between  Arizona
                           Diversified Equity, LLC, a Nevada limited liability company and Dean G. Cannon and Rose Marie Cannon, dated as of May 21, 2003 (incorporated by reference from the Issuer's Current Report on Form 8-K filed on June 2, 2003).

         Exhibit B         Settlement and  Termination  Agreement by and among
                           Cannon   Express,    Inc.,   CFOex,   Inc.,   Arizona
                           Diversified Equity, LLC, a Nevada limited liability company, John W. Pacheco, Bruce W. Jones, James T.
                           Schnoes,  Calvin  R.  Turner,  Jr.  and Dean and Rose
                           Marie Cannon, dated as of May 21, 2003 (incorporated by reference from the Issuer's Current Report on Form
                           8-K filed on June 2, 2003).

         Exhibit C         Joint  Filing  Agreement  by and  between  Arizona
                           Diversified  Equity,  LLC, a Nevada limited liability
                           company,  Nevada  Diversified  Equity,  LLC, a Nevada
                           limited  liability,   American  Building   Management
                           Corporation,   a  Nevada   corporation  and  John  W.
                           Pacheco, dated as of May 27, 2003.

                                  SCHEDULE 13D
  --------------------------------------------                                          ---------------------------------------
  CUSIP No.    137694                                                                      Page    _10_  _ of _ _10  _  Pages
  --------------------------------------------                                          ---------------------------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: June 6, 2003

                                                       ARIZONA DIVERSIFIED EQUITY, LLC
                                                       A NEVADA LIMITED LIABILITY COMPANY

                                                       By:  Nevada Diversified Equity, LLC
                                                              a Nevada limited liability company
                                                              Its Managing Member

                                                              By: American Building Management Corporation
                                                                  a Nevada corporation
                                                                  Its Managing Member


                                                                  By: /s/ John W. Pacheco
                                                                     ---------------------------------
                                                                       John W. Pacheco, President

                                                      NEVADA DIVERSIFIED EQUITY, LLC
                                                       A NEVADA LIMITED LIABILITY COMPANY

                                                              By: American Building Management Corporation
                                                                  a Nevada corporation
                                                                  Its Managing Member


                                                                  By: /s/ John W. Pacheco
                                                                     -------------------------------
                                                                       John W. Pacheco, President

                                                     AMERICAN BUILDING MANAGEMENT CORPORATION
                                                      A NEVADA CORPORATION

                                                     By:/s/ John W. Pacheco
                                                        ---------------------------------
                                                          John W. Pacheco, President


                                                     JOHN W. PACHECO, AN INDIVIDUAL

                                                        /s/ John W. Pacheco
                                                        ---------------------------------
                                                        John W. Pacheco





Exhibit C

                             JOINT FILING AGREEMENT

         JOINT FILING AGREEMENT (this "Agreement"), dated as of May 27, 2003, among Arizona Diversified Equity, LLC, a Nevada limited liability company, Nevada Diversified Equity, LLC, a Nevada limited liability company, American Building Management Corporation, a Nevada corporation and John W. Pacheco, an individual (collectively, the "Joint Filers").

                               W I T N E S S E T H

         WHEREAS,  as of the date  hereof,  each of the Joint Filers is filing a
Schedule 13D under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to securities of Cannon Express, Inc. (the "Schedule 13D");

         WHEREAS,  each of the Joint Filers is individually eligible to file the
Schedule 13D;

         WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

         NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

         1. The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

         2. Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

         3. Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.


                         [SIGNATURES ON FOLLOWING PAGE]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

                            ARIZONA DIVERSIFIED EQUITY, LLC
                             A NEVADA LIMITED LIABILITY COMPANY

                             By:  Nevada Diversified Equity, LLC
                                    a Nevada limited liability company
                                    Its Managing Member

                                    By: American Building Management Corporation
                                        a Nevada corporation
                                        Its Managing Member


                                        By: /s/ John W. Pacheco
                                           ------------------------------
                                             John W. Pacheco, President

                            NEVADA DIVERSIFIED EQUITY, LLC
                             A NEVADA LIMITED LIABILITY COMPANY

                                    By: American Building Management Corporation
                                        a Nevada corporation
                                        Its Managing Member


                                        By: /s/ John W. Pacheco
                                           ------------------------------
                                             John W. Pacheco, President

                           AMERICAN BUILDING MANAGEMENT CORPORATION
                             A NEVADA CORPORATION

                            By: /s/ John W. Pacheco
                               -----------------------------
                                John W. Pacheco, President


                           JOHN W. PACHECO, AN INDIVIDUAL

                                /s/ John W. Pacheco
                                ---------------------------------
                                John W. Pacheco